

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

George Schultze
Chief Executive Officer
Schultze Special Purpose Acquisition Corp. II
800 Westchester Avenue, Suite S-632
Rye Brook, NY 10573

Re: Schultze Special Purpose Acquisition Corp. II
Amended Registration Statement on Form S-1
Filed September 22, 2021
File No. 333-254018

Dear Mr. Schultze:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1 filed September 22, 2021

General

1.   We note the disclosure on the cover page that up to 11 anchor investors will purchase up to 99.1% of this offering. Please disclose throughout the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Additionally, please tell us whether the limited number of public investors would impact the company's listing eligibility. Please revise the summary to further clarify the potential impact such purchases could have upon liquidity.

Report of Independent Registered Public Accounting Firm, page F-2

2. We noted several changes in your audited financial statements, including that you have retroactively restated your financial statements to reflect the share cancellations on July 27, 2021 and September 20, 2021. Please tell us how your auditors determined it was not necessary to update the date of their audit opinion.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon